SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 28, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F X    Form 40-F
                                    ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                     ---     ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                     ---     ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                     ---     ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: May 28, 2004                          By   Theresa Robinson
    --------------                               ----------------

                                                 Name: Mrs T Robinson
                                                 Group Secretariat Co-ordinator

28 May 2004



Corus Group plc

An announcement was made on 28 April 2004 stating that a conditional award of shares had been made to Mr Philippe Varin, Mr Stuart Pettifor and Mr David Lloyd at 40.5p per share in connection with the leveraged equity acquisition plan approved at the Company's Annual General Meeting held on 22 April 2004. The awards are subject to the performance criteria contained in the scheme.

It was reported that Mr David Lloyd had been conditionally awarded 216,049 shares. The notification should have stated that Mr David Lloyd had been conditionally awarded 231,481 shares.

The performance period is the period of three consecutive financial years starting on 1 January 2004 and ending on 31 December 2006. The shares vest when the performance criteria are met.

Following this notification, a total of 231,481 shares have been conditionally awarded to Mr David Lloyd.

END